HINDALCO

ADITYA BIRLA GROUP

AM/STOEX-GN/ **January 9, 2006**

82-3428

RECEIVED
2006 JAN 13 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of Ameri
Fax No. 001 202 5513 45
Tel No. 001 202 551-655

06010246

SUPPL

Dear Sir,

<u>Sub : Compliance with Clause 49 of the Listing Agreement</u>

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **31ST December, 2005.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

PROCESSED
JAN 18 2006
THOMSON FINANCIAL

ENCL: AS ABOVE.

Quarterly Compliance Report on Corporate Governance.

Name of the Company : HINDALCO INDUSTRIES LIMITED

Quarter ended on : 31/12/2005

Particulars	Clause of Listing Agreement	Compliance Status (Yes /No)	Remarks
1	2	3	4
Board of Directors	49 I	YES	
Audit Committee	49 II	YES	
Shareholders/Investors Grievance Committee	49 VI (C)	YES	
Remuneration of Directors	49 III	NO	**
Board Procedures	49 IV	YES	
Management	49 V	YES	
Shareholders	49 VII	YES	
Report on Corporate Governance	49 VII	YES	

** 49 III A is not required, as not applicable. However, 49 III B is being complied with and all the relevant information provided in the Annual Report.

Note :

1. The details under each head shall be provided to incorporate all the information required as per the provisions of the clause 49 of the Listing Agreement.

2. In the column No 3, compliance or non-compliance may be indicated by Yes/No. for example, if the Board has been composed in accordance with the clause 49 I of the Listing Agreement, "Yes" may be indicated.

3. In the remarks column, reasons for non-compliance may be indicated, for example, in case of requirement related to circulation of information to the shareholders, which would be done or in AGM/ EGM, it might be indicated in the "Remarks" column will be complied with at the AGM. Similarly, in respect of matters, which can be complied with only where the situation arises, for example, "Report on Corporate Governance" is to be a part of Annual Report only, the words " will be complied in the next Annual Report" may be indicated.